Chromocell Therapeutics Corporation
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

June 30, 2023

Via EDGAR

Doris Stacey Gama and Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Chromocell Therapeutics Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed May 1, 2023 File No. 333-269188

Dear Madam and Sir:

This correspondence responds to the letter, dated May 19, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 2 to Registration Statement on Form S-1 filed on May 1, 2023 by Chromocell Therapeutics Corporation (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed May 1, 2023

Cover Page

1.	Please revise the heading to reflect that in addition to the units you are also registering common shares underlying the Representative’s Warrants and Advisor Warrants.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 3 accordingly.

Capitalization Table, page 44

2.	Please explain how you calculated Total Capitalization in the table on page 44.

Response: In response to the Staff’s comment, we have revised the Capitalization table on page 44 of Amendment No. 3 to reflect the Company’s capitalization as of March 31, 2023, calculating Total Capitalization as total debt plus total stockholders’ (deficit).

Biographical Information - Non-Employee Directors, page 78

3.	Please revise your disclosure to specifically identify the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 78 and 79 of Amendment No. 3 accordingly.

Chromocell Therapeutics Corporation

June 30, 2023

Audited Financial Statements for the Year Ended December 31, 2022

Note 7. Stockholder’s Equity, page F-16

4.	We see that you issued 450,000 stock options on January 10, 2023 but you recognized the grant date in October 2022. Please clarify how you determined the grant date of the stock options and why it is appropriate to record the related expense during FY22. Reference ASC 718-10-25-5 and ASC 718-55-80 through 83.

Response: The Company respectfully acknowledges the Staff’s comment and we have revised the disclosure on page F-28 of Amendment No. 3 accordingly to provide greater clarity.

5.	As a related matter, since your common stock is not actively traded, please revise to disclose how you determined the underlying fair value of your common stock as an input to the Black-Scholes Option Pricing Model. In addition, once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment. We respectfully advise the Staff that we have revised the disclosure on pages F-28 and F-29 of Amendment No. 3 to provide greater clarity on the determination by the Company of the fair value of our common stock.

Exhibits

6.	Please file as exhibits the executed bridge financing documents, rather than a form of agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we will file the required executed agreements related to the bridge financing with a subsequent amendment (other than the note, the form of which will be included in Exhibit 10.4 pursuant to General Instruction 2 of Item 601 of Regulation S-K).

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com or Aaron M. Schleicher at (212) 660-3034 or at aschleicher@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Chromocell Therapeutics Corporation

By:	/s/ Christian Kopfli
Christian Kopfli
Chief Executive Officer

cc:	Kristin Lochhead and Daniel Gordon, Securities and Exchange Commission
David E. Danovitch, Esq., Sullivan & Worcester LLP
Aaron M. Schleicher, Esq., Sullivan & Worcester LLP